UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-11330
Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibits

Page No.
Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statement of Net Assets Available for Benefits December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2009 and 2008	5

Notes to Financial Statements	6

Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	17

Exhibits

23 — Consent of Independent Registered Public Accounting Firm	18
EX-23.1
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
June 24, 2010
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ Toby Cherry
Toby Cherry
401(k) Committee Member

Report of Independent Registered Public Accounting Firm
The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York 14625
We have audited the accompanying statements of net assets available for benefits of the Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 24, 2010
Cleveland, Ohio

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2009	2008

Assets

Cash	$3,450	$2,811

Investments (at fair value):
Paychex ESOP Stock Fund	123,124	108,340
American Funds EuroPacific Growth Fund	41,192	27,575
American Funds Growth Fund of America	42,194	29,687
ClearCourse Group Variable Annuity	5,848	4,242
Columbia Short Term Bond Fund	9,092	7,869
Dreyfus Mid Cap Index Fund	7,612	3,460
Dreyfus Small Cap Stock Fund	3,696	2,435
Fidelity Balanced Fund	29,248	23,209
Fidelity Freedom Funds 2005 - 2050	39,886	25,422
Fidelity Freedom Income Fund	1,956	1,706
Fidelity U.S. Bond Index Fund	32,057	26,920
Fidelity U.S. Government Reserve Fund	43,179	39,830
Oppenheimer Main Street Small Cap Fund	21,180	14,869
Spartan International Index Fund	8,309	6,262
Spartan Total Market Index Fund	4,805	3,119
Spartan 500 Index Fund	23,741	18,897
Van Kampen Growth and Income Fund	21,092	16,705
Victory Special Value Fund	23,196	18,168
Participant loans	14,458	12,625

Total investments	495,865	391,340

Contributions receivable:
Participant	518	911
Employer	0	388

Total contributions receivable	518	1,299

Net assets available for benefits	$499,833	$395,450

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	Year Ended December 31,
	2009	2008

Contributions:
Participant	$36,852	$43,795
Employer, net of forfeitures	4,126	17,115

Total contributions	40,978	60,910

Investment income (loss):
Dividend and interest income	11,322	14,416
Net realized and unrealized appreciation (depreciation) in fair value of investments	77,969	(160,081)

Total investment income (loss)	89,291	(145,665)

Benefits paid to participants	(25,886)	(30,604)

Change in net assets available for benefits	104,383	(115,359)

Net assets available for benefits at beginning of year	395,450	510,809

Net assets available for benefits at end of year	$499,833	$395,450

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 and 2008
NOTE A. PLAN DESCRIPTION
The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.
General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and restated in April 2002 and January 2007 to include legislative and other applicable regulatory developments through January 1, 2007, as well as make other changes and enhancements to the Plan.
The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2009 and 2008, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).
The Plan has evaluated subsequent events for potential recognition and/or disclosure through June 24, 2010, the date of issuance of these financial statements.
Plan Amendments: The Plan was amended two times in 2009 to reflect technical updates for statutory and regulatory changes, to provide the Plan committee with discretion over allowing loan rollovers, clarify the Plan’s claims procedures language, and to suspend the discretionary matching contribution as of April 2009. The Plan was also amended two times in 2008 to change certain technical definitions as used in the Plan and to clarify Plan distribution language. These amendments did not have a material effect on the net assets available for benefits.
Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.
Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.

NOTE A. PLAN DESCRIPTION (continued)
Contributions: Employees may contribute, on a pre-tax basis and/or, for the Roth 401(k) only, on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. The maximum allowable annual employee contribution to the Plan was $16,500 and $15,500 in 2009 and 2008, respectively. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.
Prior to April 2009, the Company made a matching contribution of up to 100% of the first 3% of eligible pay, and up to 50% of the next 2% of eligible pay that an employee contributed to the Plan. Effective April 3, 2009, the Company suspended the matching contribution. The Company may also elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2009 and 2008, respectively.
Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution on a pre-tax basis and/or, for the Roth 401(k) only, on an after-tax basis. This contribution was limited to $5,500 and $5,000 in 2009 and 2008, respectively. Prior to April 2009, the Company made a matching contribution on the “catch-up” contribution if the employee’s regular contribution was less than 5% of eligible pay, with the total match not to exceed 4%.
Vesting: Participants are fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested immediately with respect to Company matching contributions made on or after September 1, 2007. For Company match contributions made prior to September 1, 2007, employees are fully vested upon completion of 1,000 hours of service per year for three calendar years. Employees are also fully vested upon disability, death, or the attainment of retirement age, which is age 65. Within the ESOP, dividends received are fully vested, regardless of years of service.
Participant Accounts: The trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

NOTE A. PLAN DESCRIPTION (continued)
Investment Options: As of December 31, 2009, participants may direct contributions in the following investment options:
•	Paychex ESOP Stock Fund

•	American Funds EuroPacific Growth Fund

•	American Funds Growth Fund of America

•	ClearCourse Group Variable Annuity

•	Columbia Short Term Bond Fund

•	Dreyfus Mid Cap Index Fund

•	Dreyfus Small Cap Stock Fund

•	Fidelity Balanced Fund

•	Fidelity Freedom Funds 2005 – 2050

•	Fidelity Freedom Income Fund

•	Fidelity U.S. Bond Index Fund

•	Fidelity U.S. Government Reserve Fund

•	Oppenheimer Main Street Small Cap Fund

•	Spartan International Index Fund

•	Spartan Total Market Index Fund

•	Spartan 500 Index Fund

•	Van Kampen Growth and Income Fund

•	Victory Special Value Fund
Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the Paychex ESOP Stock Fund.
Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $5,000 and $174,000 for 2009 and 2008, respectively. Forfeited balances not yet applied to reduce employer contributions as of December 31, 2009 and 2008, respectively, were not material to the financial statements.
Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.

NOTE A. PLAN DESCRIPTION (continued)
Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal and must exhaust all other eligible withdrawals available in the Plan. Prior to October 2008, only one hardship withdrawal could be made in any twelve-month period. Effective October 2008, one hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.
Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.
Participants in the ClearCourse Group Variable Annuity may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.
Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in his or her account and also direct the ESOP trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the trustee will vote participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“GAAP”).
Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Contributions: Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Payment of Benefits: Benefits are recorded when paid.
Recently Adopted Accounting Pronouncements: During 2009, the Plan adopted the following authoritative guidance issued by the Financial Accounting Standards Board (“FASB”), none of which has had a material impact to the Plan’s financial statements:
•	Guidance on subsequent events that establishes standards related to accounting for and disclosure of events that happen after the date of the Statement of Net Assets Available for Benefits but before the release of the financial statements;

•	Guidance that establishes the FASB Accounting Standards Codification (the “Codification”). The Codification, released on July 1, 2009, became the single source of authoritative non-governmental GAAP and supersedes all previously existing accounting standards. The adoption changed certain disclosure references to GAAP;

•	Guidance for determining fair value when there is no longer an active market for an asset or liability or where price inputs being used represent distressed sales; and

•	Guidance providing acceptable valuation techniques for measuring the fair value of a liability in circumstances in which a quoted price in an active market for an identical liability may not be available.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recently Issued Accounting Pronouncements: In January 2010, the FASB issued guidance aimed at improving disclosures about fair value measurements. This guidance adds new disclosure requirements for transfers into and out of fair value hierarchy Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing disclosure requirements regarding the level of disaggregation for classes of assets and liabilities, and about inputs and valuation techniques used to measure fair value. This guidance is not expected to have a material impact to the Plan’s financial statements.
Other recent accounting pronouncements issued by the FASB (including technical corrections to the Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.
NOTE C. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets as of:

	December 31,
In thousands	2009	2008

Paychex ESOP Stock Fund	$123,124	$108,340
American Funds EuroPacific Growth Fund	$41,192	$27,575
American Funds Growth Fund of America	$42,194	$29,687
Fidelity Balanced Fund	$29,248	$23,209
Fidelity Freedom Funds 2005 - 2050	$39,886	$25,422
Fidelity U.S. Bond Index Fund	$32,057	$26,920
Fidelity U.S. Government Reserve Fund	$43,179	$39,830

NOTE C. INVESTMENTS (continued)
The change in fair value of the Plan’s investments, including net realized and unrealized gains and losses, is as follows:

	For the Year Ended
	December 31,
In thousands	2009	2008
Paychex ESOP Stock Fund	$17,956	$(39,367)
American Funds EuroPacific Growth Fund	9,956	(21,140)
American Funds Growth Fund of America	10,105	(18,850)
ClearCourse Group Variable Annuity	927	(1,768)
Columbia Short Term Bond Fund	444	(404)
Dreyfus Mid Cap Index Fund	1,600	(1,964)
Dreyfus Small Cap Stock Fund	774	(1,109)
Fidelity Balanced Fund	5,594	(11,522)
Fidelity Freedom Funds 2005 - 2050	7,574	(13,597)
Fidelity Freedom Income Fund	191	(273)
Fidelity U.S. Bond Index Fund	788	(260)
Oppenheimer Main Street Small Cap Fund	5,467	(9,182)
Spartan International Index Fund	1,497	(4,703)
Spartan Total Market Index Fund	1,046	(1,691)
Spartan 500 Index Fund	4,643	(11,466)
Van Kampen Growth and Income Fund	3,777	(8,051)
Victory Special Value Fund	5,630	(14,734)

Net realized and unrealized appreciation (depreciation) in fair value of investments	$77,969	$(160,081)

NOTE D. FAIR VALUE MEASUREMENTS
The carrying values of cash and contributions receivable approximate fair value due to the short maturities of these instruments. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices. The Annuity Fund, ClearCourse Group Variable Annuity, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments (GE Investment Funds, Inc.—Total Return Fund Class 2) less applicable ClearCourse asset charges. Participant loans are valued at the principal amount, which approximates fair value. In determining the fair value of its assets and liabilities, the Plan uses various valuation approaches, predominantly the market and cost approaches.
The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:
•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•	Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other than quoted prices observable inputs.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2009
	Carrying	Quoted prices in	Significant other	Significant
	value	active markets	observable inputs	unobservable inputs
In thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual Funds	$352,435	$352,435	$—	$—
Paychex Common Stock	$123,124	$123,124	$—	$—
Annuity Fund	$5,848	$—	$5,848	$—
Participant Loans	$14,458	$—	$—	$14,458

NOTE D. FAIR VALUE MEASUREMENTS (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets:

	For the Year Ended December 31, 2009
In thousands	Beginning Fair Value	Issuances, Settlements, Net	Ending Fair Value
Participants Loans	$12,625	$1,833	$14,458
During the year ended December 31, 2009, the Plan did not incur any gains or losses and there were no transfers in and or out of the Level 3 investment assets.
The following table presents information on the Plan’s financial assets measured at fair value on a recurring basis as of:

	December 31, 2008
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)

Mutual Funds	$266,133	$266,133	$—	$—
Paychex Common Stock	$108,340	$108,340	$—	$—
Annuity Fund	$4,242	$—	$4,242	$—
Participant Loans	$12,625	$—	$—	$12,625
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets:

	For the Year Ended December 31, 2008
			Ending
	Beginning	Issuances,	Fair
In thousands	Fair Value	Settlements, Net	Value

Participants Loans	$11,259	$1,366	$12,625
During the year ended December 31, 2008, the Plan did not incur any gains or losses and there were no transfers in and or out of the Level 3 investment assets.

NOTE E. RISKS AND UNCERTAINTIES
The Plan provides for certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.
The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 27 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security.
NOTE F. RELATED PARTY TRANSACTIONS
The Plan’s holdings of Paychex common stock qualify as a party-in-interest transaction. As of December 31, 2009, the Plan held 4,018,401 shares of Paychex common stock at a fair market value of $123,123,807. As of December 31, 2008, the Plan held 4,122,516 shares of Paychex common stock at a fair market value of $108,339,720.
As of December 31, 2009, the American Funds Growth Fund of America held 14,128,900 shares of Paychex common stock, which represents 3.9% of the Company’s outstanding common stock as of that date. As of December 31, 2008, the American Funds Growth Fund of America held 19,316,400 shares of Paychex common stock, which represents 5.4% of the Company’s outstanding common stock as of that date.
Fidelity serves as trustee, recordkeeper, and custodian of the plan and, therefore, is a party-in-interest. Administrative expenses of the Plan are paid by the Company. The Company paid approximately $139,000 and $133,000 in 2009 and 2008, respectively, in administrative expenses.

NOTE G. TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 21, 2008, stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
NOTE H. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
As allowed by ERISA, the Plan has chosen to prepare its IRS Form 5500 on the cash basis of accounting. The financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In thousands	2009	2008
Net assets available for benefits — financial statements	$499,833	$395,450
Less: participant and employer contributions receivable	518	1,299

Net assets available for benefits — IRS Form 5500	$499,315	$394,151

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4i— FORM 5500)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2009
(Dollars, Units, and Shares in Thousands)

	Description of Investment Including
Identity of Party	Maturity Date, Rate of Interest,
Involved	Collateral, Par or Maturity Value	Units/ Shares	Current Value
Fidelity*	Cash	—	$3,450

Fidelity*	Paychex, Inc. Common Stock	4,018	123,124

Fidelity*	American Funds EuroPacific Growth Fund	1,092	41,192
Fidelity*	American Funds Growth Fund of America	1,556	42,194

Fidelity*	ClearCourse Group Variable Annuity	639	5,848

Fidelity*	Columbia Short Term Bond Fund	920	9,092

Fidelity*	Dreyfus Mid Cap Index Fund	337	7,612
Fidelity*	Dreyfus Small Cap Stock Fund	222	3,696

Fidelity*	Fidelity Balanced Fund	1,788	29,248
Fidelity*	Fidelity Freedom Funds 2005 - 2050	4,017	39,886
Fidelity*	Fidelity Freedom Income Fund	182	1,956
Fidelity*	Fidelity U.S. Bond Index Fund	2,898	32,057
Fidelity*	Fidelity U.S. Government Reserve Fund	43,179	43,179

Fidelity*	Oppenheimer Main Street Small Cap Fund	1,277	21,180

Fidelity*	Spartan International Index Fund	248	8,309
Fidelity*	Spartan Total Market Index Fund	152	4,805
Fidelity*	Spartan 500 Index Fund	602	23,741

Fidelity*	Van Kampen Growth and Income Fund	1,221	21,092

Fidelity*	Victory Special Value Fund	1,712	23,196

Participants *	Participant loans **	—	14,458

			$499,315

*	Represents party-in-interest

**	Loans to participants have various maturity dates (interest at 4.25% to 10.5%).